Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
  The following table sets forth our ratios of earnings to fixed charges for the periods indicated. Earnings consist of income from continuing operations before provisions for income taxes plus fixed charges. Fixed charges include interest expense, amortization of debt issuance costs and the portion of rental expense we believe is representative of the interest component of rent expense.
	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands, except per share amounts)
Income from continuing operations before taxes	$837,941	$793,412	$682,904	$514,095	$310,890
Plus
Fixed charges	294,818	335,645	318,148	320,978	338,609
Total	$1,132,759	$1,129,057	$1,001,052	$835,073	$649,499

Earnings to fixed charges ratio	3.8	3.4	3.2	2.6	1.9

Fixed charges:
Interest expense, including the amortization of debt issuance costs	$265,452	$309,574	$295,175	$300,816	$320,469
Estimate of interest component of rent expense(1)	29,366	26,071	22,973	20,162	18,140
Total fixed charges	$294,818	$335,645	$318,148	$320,978	$338,609

(1) Estimated at 1/3 of total rent expense